Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Petroflow Energy Ltd. 1401 17th Street, Suite 310 Denver, Colorado 80202 (303) 296-7070

Item 2	Date of Material Change

May 25, 2010.

Item 3	News Release

Press Release dated May 26, 2010 Distributed by CNW in Canada and the US.

Item 4	Summary of Material Change The Company Announces Subsidiaries’ Reorganization Filings Under United States Bankruptcy Code

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

PLEASE SEE ATTACHED PRESS RELEASE AS FULL DESCRIPTION

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

NO INFORMATION HAS BEEN OMITTED

Item 8	Executive Officer

Mr. Tucker Francicus Interim Chief Financial Officer Petroflow Energy Ltd. 1401 17th Street, Suite 310 Denver, Colorado 80202 USA (303) 296-7070

Item 9	Date of Report

May 27, 2010

FOR IMMEDIATE RELEASE - May 26, 2010 - DENVER, COLORADO - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES SUBSIDIARIES’ REORGANIZATION FILINGS UNDER UNITED STATES BANKRUPTCY CODE

On May 25, 2010, Petroflow’s subsidiaries, North American Petroleum Corporation USA and Prize Petroleum, LLC (collectively, the “Debtors”), filed voluntary petitions for relief (the “Chapter 11 Petitions”) under chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), in the United States Bankruptcy Court for the District of Delaware (the “Court”).  The reorganization cases are being jointly administered under the caption “In re North American Petroleum Corporation USA, Case No.10-11707 (CSS) ” (the “Chapter 11 Cases”).

The Debtors continue to operate their business in the ordinary course as “debtors-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court.   In connection with the Chapter 11 Petitions, the Debtors filed certain “first day” motions, including motions seeking Court approval to honor and pay outstanding employee obligations and use of cash collateral to support the Debtors’ operations during the Chapter 11 Cases.  Access to cash collateral will enable the Debtors to continue to honor their post-bankruptcy obligations when they come due in the ordinary course of business.  A hearing on the first day motions is scheduled for Friday, May 28, 2010, at 11:00 AM (EDT) before the Honorable Kevin Carey in Wilmington, Delaware.

Additional information on the Chapter 11 Petitions, including access to documents filed with the Court and other general information about the Chapter 11 Cases is available at http://dm.epiq11.com/napcus.

For further information, please contact:

Petroflow Energy Ltd.
Tucker Franciscus, Interim CFO
303-296-7070
www.petroflowenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.